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HIGH YIELD PORTFOLIO

AGREEMENT AND DECLARATION OF UNITHOLDERS


     This AGREEMENT AND DECLARATION OF UNITHOLDERS is made at
Minneapolis, Minnesota, as of this 10th day of June, 1996 by the holders of beneficial interest of High Yield Portfolio, a separate series of Income Trust.

     WITNESS that

     WHEREAS, the Declaration of Trust for Income Trust provides for no restrictions on the transfer of units therein; and

     WHEREAS, the holders of units in High Yield Portfolio desire to restrict the transfer of their units in High Yield Portfolio;

     NOW, THEREFORE, the undersigned hereby declare that they will not transfer any units in High Yield Portfolio held by them without the prior written consent of the other unitholders holding at least two thirds of the High Yield Portfolio's units outstanding (excluding the units of the holder seeking to effect the transfer) and that any attempted transfer in violation of this agreement shall be null and void. This agreement shall not affect the rights of any unitholder to redeem units in High Yield Portfolio as provided for in the Declaration of Trust. The undersigned also acknowledge that the remedy of damages for the violation of this agreement would be inadequate and therefore further agree that this agreement shall be enforceable solely by the remedy of specific performance.


                         IDS EXTRA INCOME FUND, INC.


                          /s/ Leslie L. Ogg
                         Leslie L. Ogg
                         Vice President and General Counsel


                         STRATEGIST INCOME FUND, INC.
                              Strategist High Yield Fund


                          /s/ James A. Mitchell
                         James A. Mitchell
                         President